U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                              (Amendment Number 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

================================================================================
           Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------

                  $3,180,000                                $636
================================================================================

*Fee paid previously and was calculated assuming the purchase of 600,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $636
                       ---------------------------------------------------------
Filing Party:
              ------------------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Amendment Number 1 supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 27, 2001 (collectively, the "Schedule TO"), relating to the offer by Jerry's Famous Deli, Inc. (the "Company"), a California corporation, to purchase up to 600,000 shares of the common stock, no par value, of the Company, at a price of $5.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated April 27, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). This Amendment Number 1 is being filed on behalf of the Company.

         Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Items 1, 4 and 13

         Items 1, 4 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented as follows:

         Notwithstanding the provisions of the Offer to Purchase stating that the Company may determine in its sole discretion whether to assert or waive any conditions that have occurred, as a result of which the Company may determine not to complete the repurchase of Common Stock tendered pursuant to the Offer to Purchase, the Company hereby agrees that it shall exercise such discretion reasonably and only with reference to the objective criteria stated on pages 25 to 27 of the Offer to Purchase. In addition, the Company hereby agrees that it will assert or waive any of such conditions to the Offer at or prior to the Expiration Date, except for conditions imposed by applicable law which may be asserted at any time prior to the payment date for the shares to the extent required by applicable law.

Item 13.

         Items 8 and 12 of Item 13 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby supplemented as follows:

         The Independent Committee selected The Mentor Group after interviewing three independent valuation firms. The Mentor Group is a national, full-service valuation and appraisal firm that specializes in the valuation and appraisal of public, private and closely-held companies. The Mentor Group has experience in the valuation of restaurant companies, having performed such services in connection with public offerings, mergers and acquisitions, corporate dissolutions, fairness opinions and similar matters. Members of the Independent Committee had previously worked with The Mentor Group in connection with valuation projects unrelated to the Company and, based on these prior dealings as well as The Mentor Group's qualifications, selected The Mentor Group to prepare an opinion as to the fairness of this transaction. Except for the preparation of its report, no material relationship exists or has existed between the Company and The Mentor Group. The Mentor Group was compensated by the Company for rendering its report however, as is indicated in the report, the fee for their engagement was not contingent upon any particular outcome reported.

         In its report, The Mentor Group expressed the opinion that the Offer Price was fair to the current shareholders of the Company from a financial point of view. In arriving at this opinion, The Mentor Group reviewed the historical stock prices and trading volume for the Company's common stock as well as the audited annual financial statements as of December 31, 1996 to December 31, 2000 and the four quarterly financial statements as of December 31, 2000. The Mentor Group also visited the business office and certain restaurants of the Company and met with certain members of management to discuss operations, financial conditions, future prospects and projected operations and performance of the Company. The Mentor Group also reviewed certain other publicly available financial information and publicly available prices paid in other transactions that The Mentor Group considered similar to this transaction.

         In accordance with customary practice, The Mentor Group employed generally accepted valuation methods in reaching its opinion, including both a comparable publicly traded company market valuation analysis and a discounted cash flow analysis. Under the comparable publicly traded company market valuation analysis, The Mentor Group determined the market value of the publicly traded stock of other restaurant operating companies that The Mentor Group deemed comparable to the Company relative to the market value of the Company's common stock and the Offer Price. The financial data for these comparable companies included their revenues, earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings before taxes, total assets and other financial data. The Mentor Group then determined that the estimated market value for the Company at the Offer Price exceeded the range of estimated market values for the Company based on the market valuation of comparable publicly traded companies.

         Under the discounted cash flow analysis, The Mentor Group calculated an estimated value for the Company by analyzing its projected future cash flows and discounting these cash flows to their present value. This type of analysis requires an estimate of future cash flows and of the "discount rate" used to determine the present value of the cash flows. The Mentor Group estimated the Company's future cash flows over the next three years by beginning with the Company's expected net income from each of its restaurants. The Mentor Group then determined the appropriate discount rate for the discounted cash flow analysis by estimating the Company's weighted average cost of capital, which is its average cost of raising funds from both equity and debt financings. The Mentor Group then determined that the value for the Company at the Offer Price exceeded the range of estimated market values for the Company using the discounted cash flow approach.

         The opinion of The Mentor Group is addressed to the Independent Committee and should not be considered a recommendation to any shareholders regarding whether a shareholder should tender shares in the Offer. The Mentor Group did not establish the Offer Price. The Independent Committee determined all terms of the Offer, including the Offer Price

                                    Signature

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certifies as of May 25, 2001 that the information set forth in this statement is true, complete and correct.


                                 JERRY'S FAMOUS DELI, INC.

                                 By: /s/ Isaac Starkman
                                    --------------------------------------------
                                 Name: Isaac Starkman
                                 Title: Chairman and Chief Executive Officer